UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-38807

CHEMOMAB THERAPEUTICS LTD.
(Translation of registrant’s name into English)

Kiryat Atidim, Building 7, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) is being furnished by Chemomab Therapeutics Ltd. (the “Company”) for the purpose of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, unaudited condensed consolidated financial statements of the Company as of and for the three and nine-months ended September 30, 2023; and (ii) furnishing, as Exhibit 99.2 to this Form 6-K, a press release, dated November 9, 2023, titled “Chemomab Therapeutics Announces Third Quarter 2023 Financial Results and Provides Corporate Update”.

Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-275002) and Form S-8 (File No. 333-259489 and No. 333-266868).

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of September 30, 2023
99.2	Press release, dated November 9, 2023, titled “Chemomab Therapeutics Announces Third Quarter 2023 Financial Results and Provides Corporate Update”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMOMAB THERAPEUTICS LTD.

Date: November 9, 2023	By:	/s/ Sigal Fattal
Sigal Fattal
Chief Financial Officer